April 9, 2009

U. S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

Attn:	Mr. Norman Gholson Attorney-Advisor Mail Stop 7010

Re:	Sunoco, Inc. (File No. 106841)
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 25, 2009 Schedule 14A Filed March 17, 2009
File No. 1-06841

Dear Mr. Gholson:

This is to confirm our conversation of Wednesday, April 8, 2009, in which you agreed to an extension of time, until April 24, 2009, for Sunoco, Inc. (“Sunoco”) to respond to the Securities and Exchange Commission’s comment letter dated March 31, 2009, which was received by Sunoco on April 8, 2009.

Sincerely,

/s/ Louisa K. Cresson
Louisa K. Cresson Senior Attorney